UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

SPINDLETOP OIL & GAS CO.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

848550208

(CUSIP Number)

February 14, 2013

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 848550208

1.	NAMES OF REPORTING PERSONS: NADEL AND GUSSMAN ENERGY, LLC I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS:
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☐
3.	SEC USE ONLY:
4.	CITIZENSHIP OR PLACE OF ORGANIZATION: Oklahoma
5.	SOLE VOTING POWER: -0-
6.	SHARED VOTING POWER: -0-
7.	SOLE DISPOSITIVE POWER: -0-
8.	SHARED DISPOSITIVE POWER: -0-
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: -0-
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES: ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9): -0-
12.	TYPE OF REPORTING PERSON OO

CUSIP No. 848550208

1.	NAMES OF REPORTING PERSONS: STEPHEN J. HEYMAN I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS:
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☐
3.	SEC USE ONLY:
4.	CITIZENSHIP OR PLACE OF ORGANIZATION: U.S.
5.	SOLE VOTING POWER: -0-
6.	SHARED VOTING POWER: -0-
7.	SOLE DISPOSITIVE POWER: -0-
8.	SHARED DISPOSITIVE POWER: -0-
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: -0-
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES: ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9): -0-
12.	TYPE OF REPORTING PERSON IN

CUSIP No. 848550208

1.	NAMES OF REPORTING PERSONS: JAMES F. ADELSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS:
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☐
3.	SEC USE ONLY:
4.	CITIZENSHIP OR PLACE OF ORGANIZATION: U.S.
5.	SOLE VOTING POWER: -0-
6.	SHARED VOTING POWER: -0-
7.	SOLE DISPOSITIVE POWER: -0-
8.	SHARED DISPOSITIVE POWER: -0-
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: -0-
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES: ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9): -0-
12.	TYPE OF REPORTING PERSON IN

CUSIP No. 848550208

SCHEDULE 13G

Item 1	(a)	Name of Issuer.

Spindletop Oil & Gas Co.

	(b)	Address of Issuer’s Principal Executive Offices.

12850 Spurling Rd., Suite 200, Dallas, Texas 75230

Item 2	(a)	Name of Person Filing.

This joint statement on Schedule 13G is being filed by Nadel and Gussman Energy, LLC, Stephen J. Heyman and James F. Adelson (the “Reporting Persons”). Messrs. Heyman and Adelson are the managers of Nadel and Gussman Energy, LLC.

	(b)	Address of Principal Business Office, or, if none, Residence.

15 East 5th Street, Suite 3200, Tulsa, Oklahoma 74103

	(c)	Citizenship or Place of Organization.

Nadel and Gussman Energy, LLC, is an Oklahoma limited liability company. Messrs. Heyman and Adelson are U.S. citizens.

	(d)	Title of Class of Securities.

Common Stock, par value $0.01 per share (“Common Stock”)

	(e)	CUSIP Number.

848550208

Item 3	Reporting Person.

Not applicable.

Item 4	Ownership.

	(a)	Amount beneficially owned:		-0-

	(b)	Percent of class:		-0-

	(c)	Number of shares as to which the person has:

		(i)	Sole power to vote or direct the vote:	-0-

		(ii)	Shared power to vote or direct the vote:	-0-

		(iii)	Sole power to dispose or direct the disposition of:	-0-

		(iv)	Shared power to dispose or direct the disposition of:	-0-

CUSIP No. 848550208

Item 5	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☒

Item 6	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7	Identification and Classification of the Subsidiary which Acquired the Security Being Reported On by the Parent Holding Company.

Not applicable.

Item 8	Identification and Classification of Members of the Group.

Not applicable.

Item 9	Notice of Dissolution of Group.

Not applicable.

Item 10	Certification.

By signing below the undersigned certify that, to the best of our knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 848550208

SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: April 8, 2013.

Nadel and Gussman Energy, LLC

By:	/s/ James F. Adelson
James F. Adelson, Manager

/s/ James F. Adelson
James F. Adelson

/s/ Stephen J. Heyman
Stephen J. Heyman